Marigold Mine
Financial Statements
December 31, 2013 and 2012

INDEPENDENT AUDITOR’S REPORT

To the Shareholder and venturers of the Marigold Mine

We have audited the accompanying financial statements of the Marigold Mine, which comprise the statements of financial position as at December 31, 2013 and December 31, 2012, and the statements of comprehensive (loss) income, statements of changes in shareholders and venturer's equity and statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Qualified Opinion

We were appointed as auditors of the Marigold Mine on April 17, 2014 and thus did not observe the counting of the physical inventories at January 1, 2012 or January 1, 2013. We were unable to satisfy ourselves by alternative means concerning materials and supplies inventory quantities held at December 31, 2012 and December 31, 2011. Since opening inventories enter into the determination of the financial performance and cash flows, we were unable to determine whether adjustments might have been necessary in respect of the profit for the years reported in the statements of comprehensive (loss) income and the net cash flows from operating activities reported in the statements of cash flows.

Qualified Opinion

In our opinion, except for the possible effects of the matter described in the Basis for Qualified Opinion paragraph, the financial statements present fairly, in all material respects, the financial position of the Marigold Mine as at December 31, 2013 and December 31, 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

/s/ Deloitte LLP

Chartered Accountants

June 18, 2014
Vancouver, BC

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Marigold Mine
Financial Statements
December 31, 2013 and 2012

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Marigold Mine
Statements of Financial Position
As at December 31, 2013 and 2012
(expressed in thousands of United States dollars)

	Note	December 31	December 31
		2013	2012
		$	$
Current assets
Cash and cash equivalents	3	11,605	56,627
Prepaid expenses and other current assets	4	8,749	8,550
Inventory	5	106,084	101,415
		126,438	166,592
Non-current assets
Property, plant and equipment	7	196,954	203,545
Related party receivable	6	63,180	60,737
Total assets		386,572	430,874

Current liabilities
Trade and other payables	8	21,546	34,843

Non-current liabilities
Deferred income tax liabilities	9	1,348	9,839
Close down and restoration provision	10	25,873	25,495
Total liabilities		48,767	70,177

Shareholder's and venturer's equity
Share capital	11	2,216	2,216
Contributed surplus	11	19,700	19,700
Retained earnings	11	315,889	338,781
Total shareholder's and venturer's equity		337,805	360,697
Total liabilities and equity		386,572	430,874

Events after the reporting date (note 17)
Commitments (note 15(c))
The accompanying notes are an integral part of the financial statements
Approved by the Board of Marigold Mining Company and authorized for issue on June 18, 2014

“John Smith”	“Gregory Martin”
John Smith, Director	Gregory Martin, Director

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Marigold Mine
Statements of Comprehensive (Loss) Income
For the years ended December 31, 2013 and 2012
(expressed in thousands of United States dollars, except per share amounts)

	Note	2013	2012
		$	$

Revenue		219,183	239,989
Cost of sales	12	(166,012)	(130,453)
Income from mine operations		53,171	109,536

Administration expenses	12	(690)	(1,069)
Exploration and evaluation expenses		(1,002)	(2,481)
Impairment charge	7	(69,440)	—
Operating (loss) income		(17,961)	105,986

Accretion expense	10	(813)	(721)
(Losses) gains on derivatives		(15)	464
Other income (expenses)	13	(1,028)	(1,404)
(Loss) income before tax		(19,817)	104,325

Income tax recovery (expense)	9	2,839	(17,708)

Net (loss) income and net (loss) income attributable to shareholder and venturer		(16,978)	86,617
Total comprehensive (loss) income		(16,978)	86,617
The accompanying notes are an integral part of the financial statements

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Marigold Mine
Statements of Changes in Shareholder's and Venturer's Equity
For the years ended December 31, 2013 and 2012
(expressed in thousands of United States dollars)

	Common Shares		Contributed	Retained	Total shareholder's
	Shares	Amount	surplus	earnings	and venturer's equity
		$	$	$	$
Balance, January 1, 2012	625	2,216	19,700	303,164	325,080

Venturer distributions - Barrick	—	—	—	(17,000)	(17,000)
Venturer distributions - Goldcorp	—	—	—	(34,000)	(34,000)
Total comprehensive income for the year	—	—	—	86,617	86,617
Balance, December 31, 2012	625	2,216	19,700	338,781	360,697

Venturer distributions - Barrick	—	—	—	(5,914)	(5,914)
Total comprehensive (loss) for the year	—	—	—	(16,978)	(16,978)
Balance, December 31, 2013	625	2,216	19,700	315,889	337,805
The accompanying notes are an integral part of the financial statements

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Marigold Mine
Statements of Cash Flows
For the years ended December 31, 2013 and 2012
(expressed in thousands of United States dollars)

	Note	2013	2012
		$	$
Cash flows from operating activities
Net (loss) income for the year		(16,978)	86,617
Adjustments for:
Depreciation, depletion and amortization		25,116	19,922
Accretion expense		813	721
Impairment charge		69,440	—
Other loss		676	1,489
Income tax (recovery) expense		(2,839)	17,708
Net changes in non-cash working capital items	16	(13,730)	(14,154)
Cash generated in operating activities before income taxes paid		62,498	112,303
Income taxes paid		(8,634)	(5,718)
Cash generated in operating activities		53,864	106,585
Cash flows from investing activities
Mineral property and property, plant and equipment expenditures		(92,972)	(68,038)
Cash (used) by investing activities		(92,972)	(68,038)
Cash flows from financing activities
Venturer distributions		(5,914)	(51,000)
Cash (used) by financing activities		(5,914)	(51,000)
(Decrease) increase in cash and cash equivalents		(45,022)	(12,453)
Cash and cash equivalents, beginning of year		56,627	69,080
Cash and cash equivalents, end of year		11,605	56,627

Supplemental cash flow information (note 16)
The accompanying notes are an integral part of the financial statements

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

The Marigold Mine constitutes the Marigold Mining Company (“MMC”), and the 100% beneficial interest in the assets and liabilities of the Marigold Venture. Goldcorp Inc. (“Goldcorp”) owned all of the issued and outstanding shares of MMC which in turn had a 66 2/3% interest in the Marigold Venture, and Barrick Gold Corporation (“Barrick”) owned a 33 1/3% interest in the Marigold Venture. These financial statements comprise the assets, liabilities, and results of operations of the Marigold Mine. Certain costs relating to the Marigold Mine are borne by the shareholder and are not refunded by the Marigold Mine. The financial statements do not include these costs.

The Marigold Mine ("we", "us" or "our") is a venture arranged and domiciled in Nevada, U.S.A. We are principally engaged in the operation of an open-pit gold mine located in Humboldt County, Nevada, U.S.A. that has been in continuous production since 1988. Our strategic focus is to optimize gold production from the mine.

On April 4, 2014, Silver Standard Resources Inc. (“Silver Standard”) acquired all of the issued and outstanding shares of MMC from Goldcorp as well as Barrick’s 33 1/3% interest in the Marigold Venture, thereby obtaining full legal and beneficial ownership of the Marigold Mine (note 17).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these financial statements are set out below.

a)	Basis of preparation
These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

The policies applied in these financial statements are based on IFRS issued and outstanding as of December 31, 2013, and were approved as of June 18, 2014, the date the Board of Directors of MMC approved the statements.

b)	Basis of measurement
These financial statements have been prepared on a historical cost basis, except for the revaluation of certain financial instruments which are measured at fair value as described in note 14. Additionally, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information and impairment of property, plant and equipment.

c)	Foreign currency translation
Our functional and presentation currency is the U.S. dollar. Accordingly, foreign currency transactions and balances are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the U.S. dollar ("foreign currencies") are translated into U.S. dollars at the exchange rates prevailing at the balance sheet date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign currencies are translated using the average monthly exchange rates.

Foreign exchange gains and losses are recognized in net income and presented in the statements of (loss) income in accordance with the nature of the transactions to which the foreign currency gains and losses relate.

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
d)Revenue recognition
We include proceeds from the sale of all metals in revenue. Gold is our primary product and other metals produced as part of the extraction process are considered to be by-products of gold. Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to us; the sale price can be measured reliably; we have no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect our financial security interests, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.
e)Cash and cash equivalents
Cash and cash equivalents include cash and short-term money market investments that are readily convertible to cash with original terms of three months or less.
f)Inventory
Finished goods and heap leach inventory are measured at the lower of average cost and net realizable value ("NRV"). NRV is calculated as the estimated price at the time of sale based on prevailing and long-term metals prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell. Where insignificant amounts of metals other than gold are produced during the production process, these by-products are valued at their estimated NRV.

The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process. Under this method, ore is stacked on leach pads and treated with a chemical solution that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered in doré. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mineral properties and refining costs, and removed from heap leach ore inventory as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

Supplies are measured at average cost. In the event that the NRV of the finished product is lower than its expected cost, the finished product together with the supplies held for use in its completion are written down to NRV. Replacement costs of supplies are generally used as the best estimate of NRV.

The costs of finished goods sold during the period are presented as cost of sales in the statements of comprehensive (loss) income.
g)Property, plant and equipment

(i)	Mineral properties
Mineral properties contain mineral reserves from which we expect to receive future economic benefits.

Recognition

Capitalized costs of mineral properties include the following:

a.	Expenditures incurred to develop mineral properties;

b.	Economically recoverable exploration and evaluation expenditures;

c.	Borrowing costs incurred that are attributable to qualifying mineral properties;

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

d.	Certain costs incurred prior to reaching commercial production, net of proceeds from sales, prior to reaching operating levels intended by management; and

e.	Estimates of reclamation and closure costs (note 2(j)).
Development expenditures
Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable mineral reserves are capitalized and included in the carrying amount of the related property in the period incurred, when management determines that it is probable that the expenditures will result in a future economic benefit to us.

In open-pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (stripping costs). Stripping costs incurred prior to the production stage of a mineral property (pre-stripping costs) are capitalized as part of the carrying amount of the related mineral property.
Exploration and evaluation expenditures
The costs of acquiring rights to explore, exploratory drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable mineral reserves are exploration and evaluation expenditures and are expensed as incurred to the date of establishing that costs incurred are economically recoverable. Exploration and evaluation expenditures incurred subsequent to the establishment of economic recoverability are capitalized and included in the carrying amount of the related mineral property.

Management uses the following criteria in its assessments of economic recoverability and probability of future economic benefit:

a.	Geology: there is sufficient geologic certainty of converting a mineral deposit into a proven and probable mineral reserve;

b.
Scoping or feasibility: there is a scoping study or preliminary feasibility study that demonstrates the additional mineral reserves and resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recover the incremental costs of extraction and production;

c.	Accessible facilities: the mineral deposit can be processed economically at accessible mining and processing facilities where applicable;

d.
Life of mine plans: life of mine plan and economic model to support the economic extraction of mineral reserves and resources exists. A life of mine plan and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body; and

e.	Authorizations: operating permits and feasible environmental programs exist or are obtainable.

Prior to capitalizing exploratory drilling, evaluation, development and related costs, management determines that the following conditions have been met:

a.	It is probable that a future economic benefit will flow to us;

b.	We can obtain the benefit and control access to it;

c.	The transaction or event giving rise to the future economic benefit has already occurred; and

d.	Costs incurred can be measured reliably.
Costs incurred during production
Development costs incurred to maintain current production are included in mine operating costs.

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
During the production phase of a mine, stripping costs incurred that provide access to a component of mineral reserves that will be produced in future periods and that would not have otherwise been accessible are capitalized as a non-current stripping activity asset ("SAA"). The costs qualifying for capitalization are those costs directly incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable overhead costs and depreciation, which are determined using a strip ratio methodology. The strip ratio represents the ratio of the estimated total volume of waste material to the estimated total quantity of economically recoverable ore of the component of the mineral reserves for which access has been improved. The SAA is included as part of the carrying amount of the mineral property and is amortized based on the estimated recoverable ounces contained in mineral reserves that directly benefit from the stripping activities. Costs for waste removal that do not give rise to future economic benefits are included in mine operating costs in the period in which they are incurred.

Measurement

Mineral properties are recorded at cost less accumulated depletion and impairment losses.
Depletion
The carrying amounts of mineral properties are depleted using the unit-of-production method over the estimated life of mine recoverable ounces, when the mine is capable of operating at levels intended by management. Under this method, depletable costs are multiplied by the number of ounces produced, and divided by the estimated recoverable ounces contained in proven and probable mineral reserves.

A mine is operating at levels intended by management when:

a.	Operational commissioning of major mine and plant components is complete;

b.	Operating results are being achieved consistently for a period of time;

c.	There are indicators that these operating results will be continued; and

d.
Other factors are present, including one or more of the following: A significant portion of plant capacity has been achieved; a significant portion of available funding is directed towards operating activities; a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mineral property have been achieved.

Management reviews the estimated total recoverable ounces contained in depletable mineral reserves and resources at each financial year end, and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable mineral reserves and resources are accounted for prospectively.
Impairment
At the end of each reporting period, we review plant and equipment at the cash-generating unit ("CGU") level to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the CGU is estimated in order to determine the extent of impairment. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Our CGU is the Marigold Mine. In certain circumstances, where the recoverable amount of an individual asset can be determined, impairment is performed at the individual asset level.

The recoverable amount of is the greater of its fair value less costs to sell ("FVLCTS") and value in use ("VIU"). In determining the recoverable amounts, we use the FVLCTS as this will generally be greater than or equal to the VIU. When there is no binding sales agreement, FVLCTS is estimated as the discounted future after-tax cash flows expected to be derived from the mine, less an amount for costs to sell estimated based on similar past transactions.

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
When discounting estimated future after-tax cash flows, we use our after-tax weighted average cost of capital. Estimated cash flows are based on expected future production, metal selling prices, operating costs and non-expansionary capital expenditures, excluding those cash flows arising from future enhancements of the asset. If the recoverable amount is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of the mine site includes the carrying amounts of mineral properties, plant and equipment, and related deferred income tax balances, net of the mine site reclamation and closure cost provision. Impairment losses are recognized in net earnings in the period in which they are incurred. The allocation of an impairment loss, if any, for a mine to its mineral properties and plant and equipment is based on the relative carrying amounts of those assets at the date of impairment. A mine which has been impaired is tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depreciation and depletion. Reversals of impairment losses are recognized in net earnings in the period in which the reversals occur.

(ii)	Plant and equipment
Plant and equipment are recorded at cost less accumulated depreciation and impairment losses. The carrying amounts of plant and equipment are depreciated using either the straight-line or unit-of-production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Buildings	life of mine
Mobile equipment components	3 to 15 years

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives.

Management reviews the estimated useful lives, residual values and depreciation methods of plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

Derecognition

Upon disposal or abandonment, the carrying amounts of mineral properties and plant and equipment are derecognized and any associated gains or losses are recognized in the statement of comprehensive (loss) income.
h)Leases
In addition to contracts which take the legal form of a lease, other significant contracts are assessed to determine whether, in substance, they are or contain a lease. If the contractual arrangement contains the use of a specific asset and the right to use that asset. Operating leases are not capitalized and payments are included in the statement of income on a straight-line basis over the lease term.
i)Income taxes
We use the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and other income tax deductions. Deferred income tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable we will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the related assets are realized or the liabilities are settled. The measurement of deferred income tax assets and liabilities reflects the tax consequences that would follow from the manner in which we expect, at the reporting date, to recover and settle the carrying amounts of its assets and liabilities, respectively. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period in which the change is substantively enacted.

Current and deferred income tax expense or recovery are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.
j)Provisions
Provisions are liabilities that are uncertain in timing or amount. We record a provision when and only when:

(i)	We have a present obligation (legal or constructive) as a result of a past event;

(ii)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii)	A reliable estimate can be made of the amount of the obligation.
Constructive obligations are obligations that derive from our actions where:

(i)	By an established pattern of past practice, published policies or a sufficiently specific current statement, we have indicated to other parties that we will accept certain responsibilities; and

(ii)	As a result, we have created a valid expectation on the part of those other parties that we will discharge those responsibilities.
Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision is accreted during the period to reflect the passage of time. This accretion expense is included in the statement of income (loss).

Close down and restoration provision

We record a provision for the estimated future costs of reclamation and closure when environmental disturbance occurs or a constructive obligation arises. Future costs represent management’s best estimates, which incorporate assumptions with respect to the effects of inflation and the effects of country and other specific risks associated with the related liabilities. These estimates of future costs are discounted to net present value using the risk-free interest rate applicable to the future cash outflows. The close down and restoration provision is accreted over time to reflect the unwinding of the discount with the accretion expense included in the statement of comprehensive (loss) income. The close down and restoration provision is remeasured at the end of each reporting period for changes in estimates or circumstances. Changes in estimates or circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to the risk-free interest rates.

The close down and restoration provision is initially recorded with a corresponding increase to the carrying amounts of related mineral properties. Changes to the obligations which may arise as a result of changes in estimates and assumptions are also accounted for as changes in the carrying amounts of related mineral properties, except where a reduction in the obligation is greater than the capitalized reclamation and closure costs, in which case, the capitalized reclamation and closure costs would be reduced to nil and the remaining adjustment is included in the statement of comprehensive (loss) income.

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
k)Financial instruments

(i)	Measurement - initial recognition
On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss ("FVTPL"). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

(ii)	Classification and measurement - subsequent to initial recognition
Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.
Classified as at fair value through profit or loss (FVTPL)
Financial assets and liabilities classified as at FVTPL are measured at fair value with changes in fair values recognized in net income. Financial assets and liabilities are classified as at FVTPL when: (i) they are acquired or incurred principally for short-term profit taking and/or meet the definition of a derivative (held-for-trading); or (ii) they meet the criteria for being designated as at FVTPL and have been designated as such on initial recognition. A contract to buy or sell non-financial items that can be settled net in cash, which include non-financial items that are readily convertible to cash, that has not been entered into and held for the purpose of receipt or delivery of non-financial items in accordance with our expected purchase, sale or use meets the definition of a non-financial derivative.

A contract that will or may be settled in the entity’s own equity instruments and is a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of our own equity instruments is classified as a financial liability at FVTPL.
Classified as available-for-sale
A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or at FVTPL; or (ii) it is designated as available-for-sale on initial recognition.
Loans and receivables, held-to-maturity investments, and other financial liabilities
Financial assets classified as loans and receivables, held-to-maturity investments, and other financial liabilities are measured at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial asset or financial liability and allocates the effective interest income or interest expense over the term of the financial asset or financial liability, respectively. The interest rate is the rate that exactly discounts estimated future cash receipts or payments throughout the term of the financial instrument to the net carrying amount of the financial asset or financial liability, respectively.

When there is objective evidence that an impairment loss on a financial asset measured at amortized cost has been incurred, an impairment loss is recognized in net earnings for the period measured as the difference between the financial asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's effective interest rate at initial recognition.

(iii)	Impairment
We assess at the end of each reporting period whether there is objective evidence that financial assets are impaired. A financial asset is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows of the financial asset and that can be reliably estimated.

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
l)Significant accounting judgments and estimates
The critical judgments that we have made in the process of applying our accounting policies, apart from those involving estimations (as described further below), that have the most significant effect on the amounts recognized in our financial statements are as follows:

•	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

•	Impairment of property, plant and equipment

•	Cost of sales and valuation of inventory

•	Recoverable ounces

•	Deferred stripping costs

•	Determination of useful lives of property, plant and equipment

•	Income taxes

•	Close down and restoration provision
The preparation of financial statements requires that management make assumptions and estimates of effects of uncertain future events on the carrying amounts of our assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on our financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of our assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of our assets and liabilities are as follows:

•	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

•	Impairment of property, plant and equipment

•	Cost of sales and valuation of inventory

•	Recoverable ounces

•	Deferred stripping costs

•	Income taxes

•	Close down and restoration provision
Each of these judgments and estimates is considered in more detail below.
Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs
Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological and metallurgical information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Impairment of property, plant and equipment
We consider both external and internal sources of information in assessing whether there are any indications that property, plant and equipment are impaired. External sources of information we consider include changes in the market, economic and legal environment in which we operate that are not within our control and affect the recoverable amount of property, plant and equipment. Internal sources of information we consider include the manner in which property, plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In determining the recoverable amounts of our property, plant and equipment, management makes estimates of the discounted future after-tax cash flows expected to be derived from our property, plant and equipment, costs to sell the property, plant and equipment and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions about metal selling prices, future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Continued access to the estimated recoverable reserves, resources and exploration potential of our property, plant and equipment is a key assumption in determining their recoverable amounts.

The ability to maintain existing or obtain necessary mining concessions, surface rights titles, and water concessions is integral to the access of the reserves, resources and exploration potential. A mining concession gives its holder the right to carry out mining activities in the area covered by that concession and take ownership of any minerals found, but it does not always grant surface access rights. In some cases surface access rights must be separately negotiated with the owner of the surface lands and in the event of a dispute or failed negotiations, administrative legal process may be available. In other cases, surface access rights may be granted along with mining rights. Water concessions provide the holder with the right to specified levels of water usage and are granted based on water availability in the source area.

Reductions in metal price forecasts, reductions in forecasted production, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of our property, plant and equipment.
Cost of sales and valuation of inventory
In determining mine operating costs recognized in the statements of comprehensive (loss) income, management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventory. Inventory is valued at the lower of average cost and NRV. NRV is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. The determination of future sales prices, production and selling costs requires significant assumptions that may impact the stated value of our inventory.
Estimated recoverable ounces
The carrying amounts of our mineral properties are depleted based on recoverable ounces contained in proven and probable mineral reserves. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to our mine plans and changes in metal price forecasts can result in a change to future depletion rates.
Determination of useful lives of property, plant and equipment
We use the units-of-production method to depreciate mineral properties, whereby depreciation is calculated using recoverable ounces extracted from the mine in the period as a percentage of the total recoverable ounces contained in proven and probable mineral reserves based on our mineral reserves. As noted above, there are numerous uncertainties inherent in estimating total recoverable ounces. Certain items of property, plant and equipment are depreciated using the straight-line method, which includes significant management judgment in order to estimate useful lives.

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Deferred stripping costs
In determining whether stripping costs incurred during the production phase of a mineral property relate to mineral reserves and resources that will be mined in a future period and therefore should be capitalized, management applies judgment to determine the stripping activity over the life of the component of mineral reserves and resources which have been made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred.
Income taxes
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within our control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. We reassess unrecognized income tax assets at the end of each reporting period.
Close down and restoration provision
Our close down and restoration provision represents management’s estimate of the present value of future cash outflows required to settle the liability, and reflects estimates of future costs, inflation, assumptions of risks associated with the future cash outflows and assumptions of probabilities of alternative estimates of future cash outflows, and the applicable risk-free interest rates for discounting those future cash outflows. Significant judgments and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements or our environmental policies which may give rise to a constructive obligation. Our assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized.

For the purpose of calculating the present value of the close down and restoration provision, we discount the estimated future cash outflows using the risk-free interest rate applicable to the future cash outflows, which is the appropriate US Treasury risk-free rate which reflects the estimated reclamation life-cycle.

Changes to the close down and restoration provision are recorded with a corresponding change to the carrying amounts of the related mineral properties for the period. Adjustments to the carrying amounts of related mineral properties can result in a change to future depletion expense.
m)Application of new and revised accounting standards
We have applied the following new and revised accounting standards in these audited financial statements.

Effective from January 1, 2013, IFRS 10 - Consolidated Financial Statements (“IFRS 10”) supersedes SIC 12 - Consolidation - Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. Concurrent with the issuance of IFRS 10, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”) and IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”) and reissued IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures. The adoption of IFRS 10, 11, and 12 and IAS 27 and 28 did not result in any changes to our accounting or disclosure. However, these standards have been reflected in our accounting policies.

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Fair value measurement
IFRS 13 - Fair Value Measurement (“IFRS 13”) defines fair value and sets out a single framework for measuring fair value which is applicable to all standards that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. We have applied IFRS 13 on a prospective basis, commencing January 1, 2013. Additional disclosure on the fair value of certain financial instruments is included in these financial statements as a result of applying IFRS 13.
Stripping costs in the production phase of a surface mine
IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. We have applied IFRIC 20 on a prospective basis in compliance with the transitional requirements of IFRIC 20. The application of IFRIC 20 did not result in any adjustments to the financial statements.
Financial statement presentation
Amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”), effective for annual periods beginning on or after July 1, 2012, require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately.

Impairment of assets
IAS 36, Impairment of assets, was amended to clarify disclosure requirements when recoverable amount is determined based on fair value less costs of disposal. The amendment is effective for annual periods beginning on January 1, 2014.
n)Changes in accounting standards not yet effective
Financial instruments
The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. At present, the current version of IFRS 9 has a tentative mandatory effective date of January 1, 2018. However IFRS 9 is available for early application. An effective date will be added when all phases of the project are completed. We are currently evaluating the impact the final standard is expected to have on our financial statements.
Levies imposed by governments
In May 2013, the IASB issued IFRIC 21 - Levies (“IFRIC 21”), an interpretation of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. This standard is not expected to have a significant impact on our financial statements.
Revenue from contracts with customers
The IASB has replaced IAS 18 - Revenue in its entirety with IFRS 15 - Revenue from contracts with customers (“IFRS 15”) which is intended to establish a new control-based revenue recognition model and change the basis for deciding whether revenue is to be recognized over time or at a point in time. IFRS 15 is effective for annual periods commencing on or after January 1, 2017. We are currently evaluating the impact the standard is expected to have on our financial statements.

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS

	December 31, 2013	December 31, 2012
	$	$
Cash balances	7,606	16,634
Short-term investments	3,999	39,993
	11,605	56,627

Short-term investments consist of highly liquid interest-bearing instruments issued by banks and governments maturing in three months or less.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2013	December 31, 2012
	$	$
Prepaid expenses	8,681	7,841
Other current assets	68	709
	8,749	8,550

5.	INVENTORY

	December 31, 2013	December 31, 2012
	$	$
Bullion finished goods	5,790	783
Materials and supplies	20,625	21,072
Pad inventory	79,669	79,560
	106,084	101,415

The cost of inventory held at NRV at December 31, 2013 was $nil (December 31, 2012 - $nil).

6.	RELATED PARTY RECEIVABLE

As at December 31, 2013 we had a receivable balance from Goldcorp of $63,180,000 (December 31, 2012 - $60,737,000). The balance is unsecured and without interest or fixed terms of repayment. Subsequent to the reporting period, the receivable was settled in full through a dividend of $61,739,000.

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise the following:

	December 31, 2013
	Plant and equipment	Mineral properties	Assets under construction	Total
Cost
Balance, January 1, 2013	200,020	219,341	24,225	443,586
Additions	6,258	14,890	69,088	90,236
Disposals	(10,339)	—	—	(10,339)
Transfers	83,265	—	(83,265)	—
Balance, end of year	279,204	234,231	10,048	523,483

Accumulated depreciation and impairment
Balance, January 1, 2013	(120,636)	(119,405)	—	(240,041)
Charge for the year	(18,996)	(7,745)	—	(26,741)
Disposals	9,693	—	—	9,693
Impairment charges	(38,943)	(27,876)	(2,621)	(69,440)
Balance, end of year	(168,882)	(155,026)	(2,621)	(326,529)

Net book value at December 31, 2013	110,322	79,205	7,427	196,954

	December 31, 2012
	Plant and equipment	Mineral properties	Assets under construction	Total
Cost
Balance, January 1, 2012	179,614	188,360	17,170	385,144
Additions	12,788	30,981	27,675	71,444
Disposals	(13,002)	—	—	(13,002)
Transfers	20,620	—	(20,620)	—
Balance, end of year	200,020	219,341	24,225	443,586

Accumulated depreciation
Balance, January 1, 2012	(113,311)	(112,594)	—	(225,905)
Charge for the year	(18,715)	(6,811)	—	(25,526)
Disposals	11,390	—	—	11,390
Balance, end of year	(120,636)	(119,405)	—	(240,041)

Net book value at December 31, 2012	79,384	99,936	24,225	203,545

No items of property, plant and equipment have been pledged as security for liabilities.

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT (Cont'd)

Impairment of non-current assets

The Marigold Mine is defined as a cash generating unit (CGU) for the purposes of impairment testing. On February 4, 2014, it was announced that the Marigold Mine was to be sold to Silver Standard for $275,000,000 in cash, subject to a net working capital adjustment. This concluded a process that had commenced in 2013 and as the carrying value of the CGU exceeded the sale consideration, this was an indicator of impairment at December 31, 2013. The consideration had been determined through a competitive bidding process, and was therefore considered to be fair value. After calculating the fair value less cost to dispose we recorded a pre-tax impairment charge of $69,440,000 on our property, plant and equipment in the year ended December 31, 2013.

8.	TRADE AND OTHER PAYABLES

	December 31, 2013	December 31, 2012
	$	$
Trade payables	6,094	8,414
Accrued liabilities	13,427	18,768
Income taxes payable	1,821	7,476
Derivative liabilities	56	78
Current portion of close down and restoration provision (note 10)	148	107
	21,546	34,843

9.	CURRENT AND DEFERRED INCOME TAX

The current and deferred taxes presented represent the taxes that are borne by MMC which owns 66 2/3% of Marigold Venture, these taxes are paid by a related party. No taxes have been accounted for the 33 1/3% of income attributable to Barrick. Various estimates and judgments have been made to determine the tax basis of assets and liabilities to the venture. Net proceeds tax levied by the state of Nevada is borne by the Marigold Venture and included in the financial statements on a 100% basis, and are paid by the Marigold Venture.

Significant components of income tax expense recognized in the statements of comprehensive (loss) income are as follows:

Years ended December 31	2013	2012
	$	$
Current tax:
Current tax on taxable income of the current year	5,652	12,520
Deferred tax:
Origination and reversal of temporary differences	(8,491)	5,188
Total income tax (recovery) expense	(2,839)	17,708

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	CURRENT AND DEFERRED INCOME TAX (Cont'd)

The income tax expense (recovery) on our (loss) income before tax is reconciled to the amount that would arise using the U.S. tax rate applicable to income as follows:

Years ended December 31	2013	2012

Statutory tax rate	35%	35%

	$	$

(Loss) income for the year before taxes	(19,817)	104,325

Provision for income taxes (recovery) based on statutory rates	(6,936)	36,514
Non-taxable income (loss)	2,096	(12,050)
Depletion	(2,893)	(7,788)
US section 199 deduction for domestic production activities	(336)	(834)
Nevada net proceeds tax	2,185	3,900
Alternative Minimum Tax (AMT)	4,415	(73)
Adjustment to prior year tax estimates	(1,370)	(1,961)
Total income tax expense (recovery)	(2,839)	17,708
The applicable tax rate in U.S. for the year ended December 31, 2013 was 35% the same as the prior year.
We recognize certain deferred tax assets and liabilities relating to temporary differences as follows:

	December 31, 2013	December 31, 2012
	$	$
Deferred tax assets
Property, plant and equipment	9,198	—
Alternative Minimum Tax (AMT)	1,853	6,195
Close down and restoration provision	6,040	5,952
Total deferred tax assets	17,091	12,147

Deferred tax liabilities
Property, plant and equipment	—	3,654
Inventory	18,439	18,332
Total deferred tax liabilities	18,439	21,986

Net deferred tax (liabilities)	(1,348)	(9,839)

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	CURRENT AND DEFERRED INCOME TAX (Cont'd)

The movement in the net deferred income tax liability account was as follows:

Years ended December 31	2013	2012
	$	$

Balance, January 1	(9,839)	(4,651)
Recovered from (charged to) the statement of comprehensive (loss) income	8,491	(5,188)
Balance, December 31	(1,348)	(9,839)

The following items were charged (credited) to the statements of comprehensive (loss) income during the year:

Years ended December 31	2013	2012
	$	$

Property plant and equipment	12,852	(3,154)
Inventory	(107)	(3,115)
Alternative Minimum Tax (AMT)	(4,342)	878
Close down and restoration provision	88	203
	8,491	(5,188)

At December 31, 2013, we had no tax operating losses available.

In the normal course of business we are subject to assessment by taxation authorities. These authorities may have different interpretations of tax legislation or tax agreements than those applied by us in computing current and future income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions. The final amounts of taxes to be paid or recovered depends on a number of factors including the outcome of audits, appeals and negotiation. We provide for potential differences in interpretation based a best estimate of the probable outcome of these matters. Changes in these estimates could result in material adjustments to our current and future income taxes.

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	CLOSE DOWN AND RESTORATION PROVISION

	December 31, 2013	December 31, 2012
	$	$
Balance, January 1	25,602	24,626

Accretion expense	813	721
Revisions and new estimated cash flows	(394)	255

Balance, December 31	26,021	25,602

Less: current portion of close down and restoration provision in trade and other payables (note 8)	(148)	(107)
Non-current close down and restoration provision	25,873	25,495

Our close down and restoration provision relates to the restoration and closure of our mining operations (note 7). The provision is initially recorded at present value, and subsequently re-measured at each reporting period. During the year ended December 31, 2013, our estimate for our close down and reclamation provision decreased by $394,000 (December 31, 2012 - increased by $255,000) due to changes in discount rates, certain economic assumptions and cash flow estimates.

The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

▪	Discount interest rates: 4.0% (2012 - 2.9%); and

▪	Settlement of obligations expected to occur over the next 16 years.
A 1% change in the discount rate would increase or decrease the provision by approximately $2,707,000.

11.	COMMON SHARES AND VENTURER'S EQUITY

The equity presented in these financial statements represents the share capital, contributed surplus, and retained earnings of MMC (including accumulated distributions to Goldcorp and its predecessors which are reflected as distributions and dividends from retained earnings) as well as 100% of the net assets of the Marigold Venture (including accumulated distributions to Barrick and its predecessors which are reflected as venturer’s distributions).

The authorized capital of the Marigold Mining Company consists of 2,500 shares with no par value and 2,500,000 shares with a par value of $1. All or any of the par value shares may be designated as common shares or preferred shares at the discretion of the board of directors.

The issued capital of the Marigold Mining Company consists of 625 shares as at December 31, 2013 and December 31, 2012.

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	OPERATING COSTS BY NATURE

a)Cost of sales

Years ended December 31	2013	2012
	$	$
Cost of inventory	140,896	110,531
Depletion, depreciation and amortization	25,116	19,922
	166,012	130,453

b)Administration expenses

Years ended December 31	2013	2012
	$	$
Management fees	487	750
Bank charges	203	319
	690	1,069

Management fees are paid to Goldcorp, a related party.

13.	OTHER INCOME (OTHER EXPENSES)

Years ended December 31	2013	2012
	$	$
Finance income	40	126
(Loss) on disposition of plant and equipment	(620)	(1,532)
Other	(448)	2
	(1,028)	(1,404)

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS
Our financial instruments include cash and cash equivalents, other current assets, related party receivable, and trade and other payables.
a)Financial assets and liabilities by category

At December 31, 2013	Loans and receivables	FVTPL	Other financial liabilities	Total
	$	$	$	$
Financial assets
Cash and cash equivalents	11,605	—	—	11,605
Derivative asset	—	56	—	56
Related party receivable	63,180	—	—	63,180
Other	12	—	—	12
Total financial assets	74,797	56	—	74,853

Financial liabilities
Accounts payable and accrued liabilities	—	—	19,521	19,521
Derivative liability	—	56	—	56
Total financial liabilities	—	56	19,521	19,577

At December 31, 2012	Loans and receivables	FVTPL	Other financial liabilities	Total
	$	$	$	$
Financial assets
Cash and cash equivalents	56,627	—	—	56,627
Derivative asset	—	134	—	134
Related party receivable	60,737	—	—	60,737
Other	575	—	—	575
Total financial assets	117,939	134	—	118,073

Financial liabilities
Accounts payable and accrued liabilities	—	—	27,182	27,182
Derivative liability	—	78	—	78
Total financial liabilities	—	78	27,182	27,260

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Cont'd)

b)Fair value of financial instruments

The carrying values of cash and cash equivalents, related party receivables and other current assets, and trade and other payables, approximate their fair values due to their short maturity.

Fair value hierarchy

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy which is determined by the valuation methodology utilized:

	Fair value at December 31, 2013
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Derivative asset	—	56	—	56
Derivative liabilities	—	(56)	—	(56)
	—	—	—	—

Non-recurring measurements
Property, plant and equipment (note 7)	—	—	196,954	196,954
	—	—	196,954	196,954
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3 – inputs for an asset or liability that are not based on observable market data (unobservable inputs)
During the year ended December 31, 2013, the Marigold Mine CGU was written down to its recoverable amount. The recoverable amount becomes the carrying value and will not be revalued, but certain assumptions used in the calculation of the recoverable amount are categorized as Level 3 in the fair value hierarchy (note 7).
There were no transfers between Level 1 and Level 2 or transfers into and out of Level 3 during the years ended December 31, 2013 or 2012.

15.	FINANCIAL RISK MANAGEMENT

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by management and the venturers.
We may, from time to time, use commodity price contracts to manage our exposure to fluctuations in market prices. We do not have a practice of trading derivatives.
The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.
a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk and interest rate risk.

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	FINANCIAL RISK MANAGEMENT (Cont'd)

(i)  Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the price of gold. These prices are affected by numerous factors that are outside of our control such as:

▪	global or regional consumption patterns;

▪	the supply of, and demand for, this commodity;

▪	speculative activities;

▪	the availability and costs of metal substitutes;

▪	inflation; and

▪	political and economic conditions, including interest rates and currency values.
We generally sell our gold bullion as soon as it is available to sell, so that our trade receivable balances are limited at each reporting period end. Therefore, the risk of price movements is not significant to our financial instruments but is important to our statements of comprehensive (loss) income and cash flows.
We have not hedged the price of gold or any other metal as part of our overall strategy.
The costs relating to our production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in a $1,820,000 decrease or increase in our after-tax net earnings for the year ended December 31, 2013 (December 31, 2012 - $1,525,000). As and when it is determined to be favourable, we enter into hedges against diesel fuel price fluctuations. At December 31, 2013, we had entered into contracts to manage our exposure to fuel prices.
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents because they are the only financial instrument we hold that are impacted by interest based on variable market interest rates.
As at December 31, 2013, the weighted average interest rate earned on our U.S. dollar cash and cash equivalents was 0.12% (2012 - 0.20%). With other variables unchanged, a 1% change in the annualized interest rate would impact after tax net income by $1,000 (2012 - $1,000).
b)Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the collectibility of trade receivables in the ordinary course of business and the quality of our financial investments.
Credit risk related to financial institutions and cash deposits Under our investment policy, investments are made only in highly rated financial institutions, corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

Credit risk related to trade receivables We are exposed to credit risk through our trade receivables, which are principally with internationally-recognized banks. Payments of receivables are settled in the normal course of business in two days.

Credit risk related to other financial assets All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectibility.

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	FINANCIAL RISK MANAGEMENT (Cont'd)

Our maximum exposure to credit risk as at December 31 was as follows:

	December 31, 2013	December 31, 2012
	$	$
Cash and cash equivalents	11,605	56,627
Other current assets	56	134
Related party receivable	63,180	60,737
	74,841	117,498
At December 31, 2013, no amounts were held as collateral.
c)Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our obligations over financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations and expansion and development plans. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. Our mineral property is subject to royalty arrangements based on 5-10% of net smelter returns (NSR). For the year ended December 31, 2013, royalties included in production costs amounted to $20,684,000 (December 31, 2012 - $17,491,000).

The following is a maturity profile of financial liabilities and operating and capital commitments presenting contractual undiscounted cash flows:

	Payments due by period (as at December 31, 2013)					At December 31, 2012
Contractual obligations	Less than one year	1 - 3 years	4-5 years	After 5 years	Total	Total
	$	$	$	$	$	$
Trade and other payables	19,577	—	—	—	19,577	27,260
Total contractual obligations	19,577	—	—	—	19,577	27,260

In our opinion, working capital at December 31, 2013 together with future cash flows from operations is sufficient to support our commitments through 2014.
d)Capital management
Our objectives when managing capital are:

▪	to safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives;

▪	to maintain a flexible capital structure which lowers the cost of capital; and

▪	to provide an adequate return to our shareholder and our venturer.
In assessing our capital structure, we include in our assessment the components of shareholder's and venturer's equity and cash and cash equivalents. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors.
We expect our current capital resources will be sufficient to support operations through the current operating period.
As of December 31, 2013, there were no externally-imposed capital requirements.

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Marigold Mine
Notes to the Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the year ended December 31, 2013 and 2012 are as follows:

Years ended December 31	2013	2012
	$	$
Prepaid expenses and other current assets	8,436	2,972
Inventory	(3,056)	(14,450)
Related party receivable	(2,443)	521
Trade and other payables	(16,667)	(3,197)
	(13,730)	(14,154)

17.	EVENTS AFTER THE REPORTING DATE

On April 4, 2014, Silver Standard acquired the Marigold Mine from subsidiaries of Goldcorp and Barrick for a purchase price of $275,000,000 subject to a net working capital adjustment. As a result of the acquisition, Silver Standard became our ultimate parent, and our financial position, results of operations, and cash flows will be reflected in Silver Standard’s consolidated financial statements as of April 4, 2014, subject to fair value adjustments as required by purchase accounting.

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